82-1856

African Metals Corporation

515 - 475 Howe Street, Vancouver, BC, V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5854
Website: www.africanmetals.com E-mail: info@africanmetals.com

November 1, 2004

04046025

RECEIVED

SUPPL

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-7
Washington, DC
USA, 20549

To Whom It May Concern:

RE: African Metals Corporation (the "Company")
First Quarter Report

Enclosed please find one copy of the Company's Form 51-102F1 with the First Quarter Report and financial statements for the three months ended August 31, 2004.

Please be advised, that in accordance with National Instrument 54-102, the First Quarter Report was mailed to shareholders on November 1, 2004.

Yours truly,

AFRICAN METALS CORPORATION

J. Nestoruk

Jennifer Nestoruk
Corporate Secretary

PROCESSED
NOV 10 2004
THOMSON
FINANCIAL

/jn
enclosure

African Metals Corporation

515 - 475 Howe Street, Vancouver, BC, V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5854
Website: www.africanmetals.com E-mail: info@africanmetals.com

First Quarter Report to Shareholders - For the Three Months Ended August 31, 2004
(BC Form 51-102F1, Schedule C: Management Discussion and Analysis)

Dear Shareholder:

Introduction

The First Quarter of 2005 was a quiet one for African Metals Corporation. The required work has been previously completed, and reports submitted, to fulfill the requirements of the 90-day Autorisation d'Explorations of both the Kenieba Sud and Kenieba Nord diamond concessions. After the end of the First Quarter, the Company received approval from the Government of Mali for the preparation of the subsequent permits on the Kenieba Nord concession.

In addition, African Metals acquired the 8 sq km Comifa gold concession which is located west of and adjacent to Great Quest Metals' Kenieba gold concession where Great Quest recently made some significant discoveries.

Kenieba Nord Concession

In mid-October, a Malian Government committee, consisting of members from 16 ministries, gave its approval for the preparation of the important Convention d'Etablissement and Arrete de la Miniere permits for the 1,063 sq km Kenieba Nord diamond concession in western Mali, West Africa.

The Kenieba Nord diamond concession covers 12 known kimberlites. Some have had relatively little work done on them. In addition, 7 diamonds, ranging in size from 34 to 232 carats, have been found in alluvium or stream deposited sediments within the concession.

Once the permits have been prepared and signed, the Company plans a 2-part program. The first part will consist of fully testing some of the known kimberlites for diamonds and diamond indicator minerals to determine whether the conditions of these kimberlites at the time of emplacement were favorable for the occurrence and preservation of diamonds. The second part will consist of a search for new kimberlites and also the source of the alluvial diamonds. A budget designed to implement the above program is estimated by Carl G. Verley, P.Geo, who is an independent qualified person as defined by National Instrument 43-101, to cost $500,000.

Comifa Gold Concession

During the First Quarter, the Company acquired an option on the 8 sq km Comifa gold concession west of and adjacent to Great Quest Metals' Kenieba gold concession in western Mali, West Africa.

The Exploration Team

Planning for and supervision of the projects is carried out by Mamadou Keita, M.Sc. Geo., Willis W. Osborne M.Sc. Geo., and Carl G. Verley, P. Geo. Mr. Carl G. Verley, P. Geo. Is the Independent Qualified Person under National Instrument 43-101.

Overview of Performance

The company's total assets during the First Quarter decreased by $50,517 to $333,460 mainly as the result of a decrease of $63,114 in current assets while Mineral Properties increased by $12,734. The working capital surplus decreased by $53,250 to $89,626. The loss for the quarter ended August 31, 2004 was $37,327 compared to $20,535 for the same quarter in ended in 2003. The difference is accounted for by the opening of the Malian office a increased travel and promotion.

Results of Operations

The Company's operations consist of the exploration and development of mineral properties in Mali as well as running administrative offices in Canada and Mali. Administration costs in the First Quarter 2005 increased by $20,625 to $41,160 in comparison to the First Quarter 2004 as a result of opening up and office in Mali and an addition of a much more active travel and promotion program.

Summary of Quarterly Results

Selected financial information for each of the last eight quarters, starting with the First Quarter, 2005, is as follows:

Quarter	Revenue	Net (loss)	Net (loss) per share
2005 1st Q	$ -	$ 37,327	$ 0.003
2004 4th Q	$ -	$ 134,847	$ 0.010
2004 3rd Q	$ -	$ 51,997	$ 0.004
2004 2nd Q	$ -	$ 35,631	$ 0.003
2004 1st Q	$ -	$ 20,533	$ 0.001
2003 4th Q	$ -	$ 82,027	$ 0.007
2003 3rd Q	$ -	$ 24,656	$ 0.006
2003 2nd Q	$ -	$ 20,521	$ 0.003

Liquidity

During the First Quarter, the Company raised no money through financing or the exercise of warrants. With the granting of the permits on the Kenieba Nord concession, the Company will need to raise additional funds to start exploration. While the Company has been successful in accessing the equity market in the past, there is no guarantee that this will continue to be available. Management believes it will be able to obtain necessary financing to complete the development and exploration of its projects. The Company holds marketable securities valued at the cost of $46,339.

Investor Relations

Investor Relations activities increased the First Quarter, 2005, as opposed to the same quarter, 2004. These services are conducted by Jamie Mathers, who joined the Company in February 2003, and it involves liaising with the investment community and communicating with investors and shareholders about the Company's exploration projects and progress.

During the First Quarter, 2005 the Company participated in one investment conference in New York and one in Vancouver. The current program in investor relations will continue in 2005. Information on the Company can be viewed online at www.africanmetals.com.

ON BEHALF OF THE BOARD OF DIRECTORS

"Signed"
Willis W. Osborne
CEO & Director

Schedule A: Financial Information

AFRICAN METALS CORPORATION

Financial Statements

August 31, 2004 and 2003

(Fiscal Year 2005 and 2004)

AFRICAN METALS CORPORATION
Balance Sheets

August 31, 2004 and May 31, 2004

	August 31, 2004 (unaudited)	May 31, 2004 (audited)
Assets		
Current assets:		
Cash	$ 52,644	$ 86,606
Marketable securities	46,339	46,339
Accounts receivable	578	12,573
Goods and services tax recoverable	4,768	3,471
Due from related party	2,724	6,539
Prepaid expenses	15,196	29,835
	122,249	185,363
Property, Plant and Equipment (Note 2)	2,152	2,289
Mineral Properties, including deferred costs (Note 3)	209,059	196,325
	$ 333,460	$ 383,977
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 32,623	$ 37,076
Due to related parties	-	4,911
	32,623	41,987
Shareholders' equity:		
Share capital (Note 4)	8,931,520	8,931,520
Contributed surplus	944,713	948,539
Share subscription advances	2,500	2,500
Deficit	(9,577,896)	(9,540,569)
	300,837	341,990
	$ 333,460	$ 383,977

On behalf of the Board:

Willis W. Osborne (signed)
Director

Michael F. Bolton (signed)
Director

"Prepared By Management Without Audit"
SEE ACCOMPANYING NOTES

AFRICAN METALS CORPORATION
Statements of Operations and Deficit

For the three months ended August 31, 2004 and 2003

	August 31, 2004	August 31, 2003 (Note 8)
ADMINISTRATION COSTS:		
Amortization	$ 68	$ 57
Bank charges	120	175
Consulting	2,252	2,275
Investor relations	4,211	3,600
Management fees	5,250	4,500
Office and miscellaneous	8,741	1,552
Professional fees	1,736	1,073
Rent	3,838	3,769
Shareholder relations	2,198	1,275
Stock exchange filing fees	750	675
Telephone	901	647
Transfer agent	973	937
Travel and promotion	10,122	-
	41,160	20,535
OTHER ITEMS:		
Interest income	(7)	(2)
Stock-based compensation	(3,826)	-
	(3,833)	(2)
NET LOSS FOR THE PERIOD	37,327	20,533
DEFICIT, BEGINNING OF PERIOD	9,540,569	9,297,561
DEFICIT, END OF PERIOD	$ 9,577,896	$ 9,318,094
Loss per share	$ (0.003)	$ (0.001)

"Prepared By Management Without Audit"
SEE ACCOMPANYING NOTES

AFRICAN METALS CORPORATION
Schedules of Deferred Exploration and Development Costs

For the three months ended August 31, 2004 and 2003

	August 31, 2004	August 31, 2003
EXPLORATION AND DEVELOPMENT EXPENDITURES:		
Amortization	$ 69	$ -
Office, consulting and travel	10,136	2,807
	10,205	2,807
BALANCE OF COSTS AT BEGINNING OF PERIOD	181,815	75,698
BALANCE OF COSTS AT END OF PERIOD	$ 192,020	$ 78,505

"Prepared By Management Without Audit"
SEE ACCOMPANYING NOTES

AFRICAN METALS CORPORATION
Statements of Cash Flows

For the three months ended August 31, 2004 and 2003

	August 31, 2004	August 31, 2003
OPERATING ACTIVITIES:		
Net loss for the period	$ (37,327)	$ (22,533)
Adjustments:		
Amortization	68	57
Stock-based compensation	(3,826)	-
	(41,085)	(20,476)
Changes in non-cash working capital items:		
Accounts receivable	11,995	-
Goods and services tax recoverable	(1,297)	(3,587)
Due from related party	3,815	-
Prepaid expenses	14,639	(18,445)
Accounts payable and accrued liabilities	(4,453)	(26,542)
Due to related parties	(4,911)	(416)
	(21,297)	(69,466)
FINANCING ACTIVITIES:		
Issue of share capital for cash	-	31,950
Share subscription advance	-	(3,400)
	-	28,550
INVESTING ACTIVITIES:		
Acquisition costs of mineral properties	(2,529)	-
Deferred exploration and development costs, net of amortization	(10,136)	(2,807)
	(12,665)	(2,807)
DECREASE IN CASH	(33,962)	(43,723)
CASH, BEGINNING OF PERIOD	86,606	50,852
CASH, END OF PERIOD	$ 52,644	$ 7,129

"Prepared By Management Without Audit"
SEE ACCOMPANYING NOTES

1. NATURE OF OPERATIONS

African Metals Corporation (the "Company") is in the process of exploring and developing its mineral properties located in West Africa.

The interim financial statements of the Company have been prepared in accordance with the same accounting policies and methods of their application as the most recent audited financial statements for the year ended May 31, 2004, except that they do not include all of the note disclosures required for annual financial statements. It is therefore suggested that the interim financial statements be read in conjunction with the annual financial statements.

2. PROPERTY, PLANT AND EQUIPMENT

	Cost	Accumulated Amortization	August 31, 2004 Net Book Value	May 31, 2004 Net Book Value
Equipment	$ 1,532	$ 222	$ 1,310	$ 1,379
Computer	1,530	688	842	910
	$ 3,062	$ 910	$ 2,152	$ 2,289

3. MINERAL PROPERTIES

	August 31, 2004			
	Acquisition Costs	Deferred Exploration and Development Costs	Write-down of Capitalized Costs	Total
i. Kofeba concession	$ -	$ -	$ -	$ -
ii. Kenieba Sud concession	12,710	129,218	-	141,928
iii. Kenieba Nord concession	1,800	59,886	-	61,686
iv. Comifa concession	2,529	2,916	-	5,445
	$ 17,039	$ 192,020	$ -	$ 209,059

	May 31, 2004			
	Acquisition Costs	Deferred Exploration and Development Costs	Write-down of Capitalized Costs	Total
i. Kofeba concession	$ 3,502	$ 3,185	$ (6,687)	$ -
ii. Kenieba Sud concession	12,710	125,573	-	138,283
iii. Kenieba Nord concession	1,800	56,242	-	58,042
iv. Comifa concession	-	-	-	-
	$ 18,012	$ 185,000	$ (6,687)	$ 196,325

Comifa concession

The Company was granted a 90 day Autorisation d'Exploration on the Comifa concession, located in western Mali, West Africa.

AFRICAN METALS CORPORATION
Notes to Financial Statements
August 31, 2004

4. SHARE CAPITAL

The authorized share capital of the Company is unlimited shares without par value.

The Company has issued shares of its capital stock as follows:

	August 31, 2004		May 31, 2004	
	Number of Shares	Amount $	Number of Shares	Amount $
Balance beginning of period/year	13,594,620	$ 8,931,520	12,260,420	$ 8,544,240
Shares issued for cash	-	-	1,321,607	383,880
Shares subscription advances	-	-	12,593	3,400
Balance end of period/year	13,594,620	$ 8,931,520	13,594,620	$ 8,931,520

Transactions for the Issue of Share Capital during the quarter ended August 31, 2004:

Nil

Stock Options

The Company has adopted an incentive stock option plan (the "Plan"). The essential elements of the Plan provide that the aggregate number of shares of the Company's capital stock issuable pursuant to options granted under the Plan may not exceed 1,239,962. Options granted under the Plan may have a maximum term of five years. The exercise price of options granted under the Plan will not be less than the discounted market price of the shares (defined as the last closing market price of the Company's shares immediately preceding the issuance of a news release announcing the granting of the options) or such other price as may be agreed to by the Company and accepted by the TSX.

A summary of the status of the Company's stock options outstanding as of August 31, 2004 and May 31, 2004 and changes during the period/year then ended is as follows:

	August 31, 2004		May 31, 2004	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding, beginning of year	1,148,500	$ 0.29	1,047,700	$ 0.23
Granted	-		340,000	0.44
Exercised	-		(198,200)	(0.23)
Forfeited/cancelled	(30,000)	(0.40)	(41,000)	(0.20)
Options outstanding, end of year	1,118,500	$ 0.29	1,148,500	$ 0.29

At August 31, 2004, the Company had outstanding stock options exercisable to acquire 1,118,500 shares as follows:

Shares	Exercise Price	Expiry Date
347,500	$0.20	January 26, 2005
110,000	$0.25	July 13, 2006
221,000	$0.27	June 26, 2007
130,000	$0.20	December 23, 2007
30,000	$0.40	July 24, 2008
80,000	$0.40	August 8, 2008
200,000	$0.47	November 28, 2008
1,118,500		

4. **SHARE CAPITAL (Con't)**

The following table summarizes information about the stock options outstanding and exercisable at August 31, 2004:

Range of Prices $	Number	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price $
$0.20	477,500	1.20	$0.20
$0.25	110,000	1.87	$0.25
$0.27	221,000	2.82	$0.27
$0.40	110,000	3.97	$0.40
$0.47	200,000	4.25	$0.47
	1,118,500	2.40	$0.29

WARRANTS

At August 31, 2004, the Company had outstanding share purchase warrants exercisable to acquire 1,000,000 shares as follows:

Number	Exercise Price	Expiry Date
500,000	$0.25	December 20, 2004
500,000	$0.40	November 5, 2004
1,000,000		

5. **RELATED PARTY TRANSACTIONS**

During the three months ended August 31, 2004, the Company was involved in the following related party transactions:

a. Management fees totalling $5,250 (2003 - $4,500) were paid to a corporation owned by a Director of the Company.

b. Exploration costs totalling $8,506 (2003 - $Nil) was incurred with a Director of the Company.

c. Rent, office services and exploration costs totalling $10,676 (2003 - $3,604) were incurred with a corporation related by virtue of common directors.

The above transactions have been in the normal course of operations and, in management's opinion, undertaken with the same terms and conditions as transactions with unrelated parties.

6. **SEGMENTED INFORMATION**

The Company's activities are in the one (1) industry segment of mineral property acquisition, exploration and development.

Property, plant and equipment by geographical segment is as follows:

	Mali	Canada	Total
August 31, 2004			
Property, plant and equipment	$ 1,310	$ 842	$ 2,152
Mineral properties, including deferred costs	209,059	-	209,059
	$ 210,369	$ 842	$ 211,211

AFRICAN METALS CORPORATION
Notes to Financial Statements
August 31, 2004

6. **SEGMENTED INFORMATION (Con't)**

	Mali	Canada	Total
May 31, 2004			
Property, plant and equipment	$ 1,379	$ 910	$ 2,289
Mineral properties, including deferred costs	196,325	-	196,325
	$ 197,704	$ 910	$ 198,614

7. **SUPPLEMETAL CASH FLOW INFORMATION**

The Company incurred non-cash financing and investing activities during the period/year ended August 31, 2004 and May 31, 2004 as follows:

	August 31, 2004	May 31, 2004
Non-cash investing activities:		
Share capital issued for:		
Share subscription advances	$ -	$ 3,400
Non-cash investing activities:		
Deferred exploration and development costs, net of amortization	$ (69)	$ (153)

8. **COMPARATIVE FIGURES**

Certain comparative figures have been reclassified to conform with the current period's financial statement presentation.

African Metals Corporation

515 - 475 Howe Street, Vancouver, BC, V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5854
Website: www.africanmetals.com E-mail: info@africanmetals.com

CORPORATION INFORMATION

(As at October 29, 2004)

Corporate Office:	Suite 515, 475 Howe Street Vancouver, British Columbia, Canada V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5854 Website: www.africanmetals.com Email Address: info@africanmetals.com
Directors & Officers:	Mr. Klaus Eckhof, President & Director Mr. Willis W. Osborne, CEO & Director Mr. Mamadou Keita, VP- Exploration & Director Mr. Michael F. Bolton, Director Mr. Franklin Russell, Director Ms. Jennifer Nestoruk, Corporate Secretary
Stock Exchange Listing:	TSX Venture Exchange (TSX-V) Trading Symbol "AFR"
Transfer Agent & Registrar:	Computershare Trust Company of Canada 510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9
Share Capital:	Authorized: Unlimited Issued: 13,594,620 Options: 1,118,500 Warrants: 1,000,000 Fully Diluted 15,713,120 12g3-2(b) Exemption #82-1856 Standard & Poor's Listed
Legal Counsel:	DuMoulin Black 10th Floor, 595 Howe Street Vancouver, British Columbia, Canada V6C 2T5
Registered & Records Office:	Campion MacDonald Suite 200 Financial Plaza, 204 Lambert Street Whitehorse, Yukon, Canada Y1A 3T2
Auditor:	Jones Richards & Company Suite 900, 1200 Burrard Street Vancouver, British Columbia, Canada V6Z 2C7

PRINTED IN CANADA